Exhibit 4.1
TopSpin Medical, Inc.
(“The Company”)
*
CERTIFICATE No. _
For ______ warrants (Series 3), registered in the name of the Registration Company of Bank Hapoalim Ltd.
1.	This Certificate witnesseth that the Company hereby grants for no consideration, a quantity of up to __ ___ __ registered warrants (series 3), unlisted for trading, for the purchase of up to ______ ordinary shares of US$0.001 par value each of the Company (“warrants (Series 3)”), wherein each warrant (Series 3) entitles the holder to acquire one (1) ordinary share of US$0.001 par value each of the Company.

2.	Every warrant (Series 3) shall entitle its holder to acquire in return for the exercise price indicated in the supplement to this warrant, (hereinafter: “the warrant (Series 3) overleaf conditions”) from the Company one ordinary share of the Company of US$0.001 par value each (hereinafter: “the exercise share”), on any commerce day during a period starting on the day in which the stock exchange approves the listing of the exercise shares underlying the warrants (Series 3) and ending on June 30, 2009 at a cash exercise price of NIS 0.84.

3.	The exercise ratio between the warrant (Series 3) and the exercise share (1:1) and the exercise price shall be subject to adjustments as stipulated in the warrant (Series 3) overleaf conditions.

4.	The warrants (Series 3) shall only be listed for trading on the stock exchange subject to the provisions of the warrant (Series 3) overleaf conditions.

5.	It is stipulated that no exercise of warrants (Series 3) can take place pending the approval of the stock exchange for the listing of the exercise shares underlying the warrants (Series 3) for trading on the stock exchange.

6.	This warrant (Series 3) is issued pursuant to and in accordance with the warrant overleaf conditions.
Signed on:

Top Spin Medical, Inc.

TopSpin Medical, Inc. (“the Company”)
Overleaf Conditions
1.	Definitions

The following definitions shall apply to terms used in this Warrant (Series 3):

“Special Resolution”

A resolution passed (a) at a general meeting of the holders of warrants (Series 3) at a majority of at least 75% of the votes participating in the vote.

Business Day

Any day on which the majority of banks in Israel are open for transactions.

Commerce Day

A day on which transactions are conducted on the stock exchange.

Exercise date or Exercise day

As defined in art 3.1 hereinbelow.

“The Warrant Holders (Series 3)”

The persons whose names appear at the relevant time in the register of warrant (Series 3) holders, and in the event of a number of joint holders, the joint holder whose name appears first in the register.

Register

The register of warrant (Series 3) holders.

The Stock Exchange

The Tel-Aviv Stock Exchange Ltd.

The Company Law

The Israeli Company Law, 1999
2.	General
2.1	The Company hereby issues for no consideration a quantity of up to ______ warrants (Series 3), registered but unlisted for trading, for the purchase of up to ______ ordinary shares of $0.001 par value each in the Company (“the Series 3 Warrants”), wherein each warrant (Series 3) entitles to the purchase of one (1) ordinary share of $0.001 par value of the Company against payment of the exercise price defined hereinbelow.
2.2	Every warrant (Series 3) shall entitle its holder to acquire, in return for the exercise price specified hereinbelow, one ordinary share of the Company of $0.001 par value (“the exercise share”) on any commerce day in the period starting on the day in which the stock exchange approves the listing of the exercise shares underlying the warrants (Series 3) for trading on the stock exchange and ending on June 30, 2009 (“the exercise period”), at an exercise price in cash of NIS 0.84 (“the exercise price”). In the event of the deadline for exercise of the warrants (Series 3) falling on a non-commerce day, the said deadline shall be deferred to the next commerce day.
2.3	The exercise ratio between the warrant (Series 3) and the exercise share (1:1) and the exercise price shall be subject to adjustments as stipulated in art. 4 hereinbelow.
2.4	The Company may at any time allocate additional warrants (Series 3) without restriction, at its sole discretion, without having to seek approval by the warrant (Series 3) holders. The status of the additional warrants (Series 3) from the moment of their issue shall be the same as that of the warrants (Series 3) under this certificate. The warrants (Series 3) under this certificate and the additional warrants (Series 3) (from the time of issue) shall constitute a single series to all intents and purposes.
2.5	Moreover, the Company may allocate warrants of a different class or other securities, with or without inherent rights to the purchase of shares of the Company, on such terms regarding redemption, interest, linkage differential, repayment rank in case of liquidation and other conditions as the Company may deem fit, regardless of whether superior, equal or inferior to the terms of the warrants (Series 3), the Company being under no obligation to seek any approval from the warrant holders (Series 3).
2.6	Listing for Trade on the Stock Exchange
The warrants (Series 3) are not listed for trading on the stock exchange. The Company shall act, at its sole discretion, for listing the warrants (Series 3) for trading on the stock exchange.
2.7	Subject to any other provision of this warrant and any law, the Company and/or a subsidiary of the Company and/or another corporation controlled by the Company (“the acquiring corporation”) shall be entitled at any time to buy warrants (Series 3) at their sole discretion at such price as they deem fit.

2.8	The warrants (Series 3) to be held as aforesaid by the acquiring corporation shall constitute an asset of the acquiring corporation (and subject to the foregoing in this article, the acquiring corporation may perform any operation in connection with the warrants (Series 3), including sale thereof, from time to time, and if the warrants (Series 3) are listed for trading on the stock exchange they shall not be stricken off the trading on the stock exchange. everything subject to the provisions of any law.
2.9	The Company shall act, in its sole discretion, for registering the warrants (Series 3) in the name of a registration company of one of the banks in Israel and shall enter then as a non-registered security at the stock exchange clearing house that shall provide clearing services for the warrants (Series 3), subject to the proper permits from the Securities Authority and/or the stock exchange and/or the stock exchange clearing house and/or any other authority for the purpose of making the registration at the stock exchange clearing house. It is stipulated that as long as the warrants (Series 3) remain registered as a non-registered security there shall be no transfers of warrants (Series 3) except with approval by the Company.
2.10	Linkage Conditions of the Exercise Price
The exercise price shall not be linked.
3.	Exercise of the Warrants (Series 3)
3.1	Subject to getting the approval of the stock exchange for the listing of the exercise shares underlying the warrants (Series 3) for trading, every warrant (Series 3) holder desiring to exercise his right to buy exercise shares by virtue of the warrants (Series 3) held by him shall do so during the exercise period by way of submitting an exercise notice to the Company on a form to be established by the Company to this effect, at the registered office of the Company, and in the event of an applicant not entered in the register of option holders (non-registered applicant) — to a stock exchange member through which he holds the warrants, payment of the exercise price in cash, and return of the allocation letter, as proof of his eligibility for the exercise. Once sent the exercise notice may not be cancelled or modified. The person applying for exercise shall, whenever required by the Company to do so, sign any documents necessary under the provisions of any law for granting the exercise shares.
The exercise day or exercise time shall be the day on which an exercise notice is delivered to the Company in the event of a registered applicant, and in case of submission of an exercise notice through a stock exchange member by a non-registered applicant — the day of receipt at the stock exchange clearing house of the exercise notice for the warrant (Series 3) that meets all of the above requirements. To this effect, an exercise notice received after 12:00 hrs shall be deemed to have been received before 12:00 hrs on the following commerce day.
The applicant shall, whenever required to do so by the Company or the registration company, sign any additional document as shall be necessary under the provisions of any law or the incorporation documents of the Company for validating the allocation of the exercise shares.
In the event of the applicant having failed to comply with all the conditions for exercise of the warrant (Series 3), the exercise notice shall be deemed to be null and void, and the warrants (Series 3) allocation letters and the money attached to the exercise notice shall be returned to the applicant within two(2) business days from the Company’s ruling that the said notice is null and void.
An exercise notice may not be cancelled or amended. No right shall be granted to exercise any fractional warrant (Series 3); however, an allocation letter for an warrant (Series 3) may be split or transferred as provided in articles 7 and 8 of this warrant.
In the event of the deadline for exercise of warrants (Series 3) falling on a non-commerce day, it shall be extended to the next commerce day.
3.2	Stock Exchange Clearing House Regulations on the Timetable for Exercise of Warrants
If the warrants (Series 3) shall be registered as non-registered security or for listing on the stock exchange, their exercise shall be subject to the following stock exchange clearing house regulations, subject to the foregoing provisions. The stock exchange clearing house regulations stipulate as follows.
a.	Exercise notices received by 12:00 hrs at the office of a stock exchange member shall be handed over by the said member to the stock exchange clearing house not later than 12:00 hrs on the following commerce day.

b.	On receipt of an exercise note from a stock exchange member by 12:00 hrs, the stock exchange clearing house shall debit the said stock exchange member with its money equivalent and shall accordingly credit the registration company not later than 12:00 hrs on the following commerce day after receiving the said notice.

c.	On receiving a credit note pursuant to the foregoing sub-article (b) by 12:00 hrs, the registration company shall transfer the exercise notice to the registered office of the Company not later than 12:00 hrs on the following commerce day.

d.	Any of the aforementioned notices received after 12:00 hrs on a commerce day shall be deemed to have been received before 12:00 hrs on the following commerce day.
Notwithstanding the foregoing, on the exercise deadline — and if the latter is not a commerce day, then on the following commerce day — the stock exchange clearing house members shall submit to the stock exchange clearing house the final exercise applications by 09:00 hrs. The exercise shall take place on the same day. A clearing house member who has failed to submit an application by the said time shall be deemed by the clearing house to have failed to exercise his right, whereupon the warrant shall expire and become null and void.
4.	Adjustments and Participation in the Issue of Rights, Bonus Shares, and Distribution of Dividend.
4.1	The following provisions shall apply to the warrants (Series 3) from the day of grant of the warrants (Series 3) to the end of the exercise period in any case of issue of bonus shares.
4.1.1	In the event of the Company distributing bonus shares the date of record for the distribution of which is prior to the exercise day, the exercise shares to which the warrant (Series 3) holder is entitled on exercise of the warrants (Series 3) and the payment of the exercise price shall be joined by ordinary shares of the Company for every warrant (Series 3) in the number to which he would have been entitled as bonus shares if he had exercised the warrant (Series 3) prior to the day of record for the right to obtain bonus shares.

The exercise price of all warrants (Series 3) shall remain unchanged as aforesaid. The provisions with regard to the exercise shares shall apply also to the shares to be added to the exercise shares, subject to any necessary changes. In the event of adjustments pursuant to this sub-article, the applicant shall not be entitled to obtain any fractional share, and the provisions of article 5 hereinbelow shall apply. This adjustment method is not subject to change.

4.1.2	In the event of the shareholders of the Company being offered — by way of rights — rights to the purchase of any securities whatsoever, the number of shares arising from the exercise of the warrants shall be adjusted to the bonus component of the rights as evident in the ratio between the share price on the stock exchange on the day of record and the “ex Rights” basic share price. In case of adjustment pursuant to this sub-article, the applicant shall not be entitled to obtain any fractional share and the provisions of article 5 hereinbelow shall apply. This adjustment method is not subject to any change.

The number of exercise shares due to a warrant (Series 3) holder shall only be adjusted in case of distribution of bonus shares and rights but not in the event of any other issues, including an issue to interested parties.
4.1.3	If the Company pays dividend to its shareholders, immediately after the date of record for the right to obtain cash dividend the exercise price of the outstanding warrants (Series 3) shall be adjusted by multiplication by the ratio between the basic “ex Dividend” share price and the closing share price established at the stock exchange for the Company shares on the day of record for eligibility for dividend. The Company shall announce by an immediate report and an announcement to the stock exchange clearing house the adjusted exercise price not later than the day on which trading with the “ex dividend” shares begins.
5.	Starting from the date of grant of the warrants (Series 3) and as long as the warrants (Series 3) have not been exercised or expired, the following provisions shall apply:
5.1	The Company shall reserve sufficient amount of ordinary share in its registered share capital to enable the right of exercise and if required will cause for increasing its registered share capital.

5.2	If the Company shall make a split or a reverse-split of its issued share capital, the number of exercise shares to be issued upon exercise of warrants (Series 3) shall be increased or decreased, respectively.

5.3	The Company shall not distribute bonus shares other than ordinary shares.

5.4	Within 10 days from each adjustment in accordance with art. 4 above, the Company shall give a notice regarding the rights of the warrant (Series 3) holders to exercise their warrants (Series 3), including the exercise price, the exercise period, number of exercise shares underlying on warrant and the number and type of bonus shares to which they are entitled in both of the following ways:

5.4.1	By sending a notice in Hebrew and English by registered mail to the latest address of the holder of the warrant (Series 3) as entered in the register. This alternative is only applicable to warrant (Series 3) holders entered personally in the register, i.e. not by means of a nominee company; and, in addition

5.4.2	By an advertisement in Hebrew inserted in two large-distribution Hebrew daily newspapers in Israel.
5.5	The Company shall make available at its registered office a copy of the annual reports and the intermediate financial statements for the warrants (Series 3) holders in its usual business hours. Following a request of a holder registered in the warrants (Series 3) register, the Company shall send him a copy of the said report to the address sent by him.

5.6	The Company shall not adopt a resolution or declare a distribution of dividend or bonus shares or rights offering, for which the date if record for the relevant right is prior to the date of the resolution, and the date of record shall be no less than ten (10) business days after adopting such resolution or such decleration.
5.7	In case of adopting a resolution of voluntary liquidation, each warrant (Series 3) holder registered in the warrants (Series 3) register shall be considered as if he used his exercise right, right prior to adopting such resolution. In such case warrants (Series 3) holders shall be entitled to the amount to which they were entitled if prior to adopting such resolution they would have held the exercise shares underlying their warrants (Series 3) minus the exercise price of the warrants (series 3).
5.8	The Company shall refrain from any action, including the distribution of bonus shares, that may decrease the price of the exercise share below the par value.
6.	Allocation of Exercise Shares
6.1.1	The Company shall proceed as follows with regard to the allocation of exercise shares. On the first business day after the exercise day the Company shall, by means of share certificates for applicants directly holding warrants (Series 3) and for the registration company for holders of warrants (Series 3) through the registration company, allocate the exercise shares due to them and after approval of the listing of the exercise shares on the stock exchange, the Company shall immediately approach the stock exchange with an application for causing the listing of the exercise shares as speedily as possible thereafter.
6.1.2	Whenever required to do so, the applicant shall such additional document as may be required under the provisions of any law and the Company guidelines for validating the allocation of the exercise shares.
6.1.3	The applicant shall not be entitled to obtain fractional exercise shares. Any remaining surpluses of exercise shares shall be sold by the trustee to be appointed by the Company for this purpose at the stock exchange within a period of one month from the allocation date, and the net proceeds, after deduction of the sale expenses and the relative exercise price, and after deduction of other commissions and compulsory payments, if any, shall be paid to the entitled person within fourteen (14) days from the sale date. The Company shall not send checks to the entitled persons for amounts of less than NIS 50; these can be collected at the Company office.
6.1.4	Immediately after the exercise date, the exercise shares shall be equal in every way to the ordinary shares in the share capital of the Company and shall entitle their owners to the full amount of dividend in cash or bonus shares, as well as to every other distribution for which the date of record is from the exercise date onward.
7.	Transfers
The allocation letters for warrants (Series 3) are transferable subject to submission of appropriate transfer deeds to the Company. The transfer deeds shall be of the same format as share transfer deeds. The Company shall keep in its registered office a register containing a list of the holders of warrants (Series 3) registered in the Company.

The articles of association of the Company with regard to the transfer of wholly paid up shares shall apply, mutatis mutandis, to the transfer of warrant (Series 3) allocation letters. It is stipulated that as long as the warrants (Series 3) shall be a non-registered security, any transfer thereof is subject to approval by the Company.
8.	Splitting of Allocation Letters
Any allocation letter on warrant (Series 3) may be split into a number of allocation letters where the sum total of warrants (Series 3) covered by them equals the number of warrants (Series 3) included in the allocation letter whose split is requested. The splitting shall take place on the basis of a splitting application signed by the registered holder of the respective allocation letter, or his legal representatives, and it shall be submitted to the Company at its registered office together with the allocation letter whose splitting is requested. All expenses involved in the splitting, including stamp tax and other mandatory payments, if any, shall be paid by the applicant.
9.	Notices
Unless expressly provided otherwise in the warrants (Series 3) and except in the cases where this warrant (Series 3) stipulates otherwise, notices by the Company to the holders of warrants (Series 3) shall be made in both of the following ways at the discretion of the Company:
9.1	By sending a notice in Hebrew and English by registered mail to the latest address of the holder of the warrant (Series 3) as entered in the register; and any notice so mailed shall be deemed to have been delivered to the warrant (Series 3) holder within three business days from being so mailed. This alternative is only applicable to warrant (Series 3) holders entered personally in the register, i.e. not by means of the nominee company; and, in addition

9.2	By an advertisement in Hebrew inserted in two large-distribution Hebrew daily newspapers in Israel. A notice so published shall be deemed to have been delivered on the day of its publication.

10.	Waivers, Settlements, Changes of the Warrant (Series 3)
The Company may, by way of a special resolution by a separate general meeting of the holders of warrants (Series 3), enter into settlements with the warrant (Series 3) holders with regard to any right or claim on their part and/or introduce any amendment, modification or settlement regarding their rights or any other provision contained in the warrant (Series 3).

Notwithstanding the foregoing, if the warrants (Series 3) are listed in the Stock Exchange no change of the terms of the warrants (Series 3) with regard to the exercise price, the exercise period can be made, except a change of the exercise period and/or the exercise price of the warrants in the course of a settlement or composition, approved by court, pursuant to art. 350 of the Company Law.

All the provisions of the articles of incorporation of the Company with regard to general meetings of the company shall be regarded as referring to to separate general meetings of warrant (Series 3) holders as if the warrants (Series 3) constitute a class of shares in the share capital of the Company; however, the quorum at a meeting of the holders of warrants (Series 3) shall be at least two (2) warrant (Series 3) holders attending in person or by proxy, holding one third or more of the existing warrants (Series 3). In the absence of quorum at a deferred meeting held after notifying the warrant (Series 3) holders of the holding of the deferred meeting, where it is stated that at least two (2) of the warrant (Series 3) holders who are attending in person or are represented by proxy shall constitute quorum, two (2) warrant (Series 3) holders attending in person or by proxy shall constitute quorum at the deferred meeting as aforesaid. Voting at general meetings of the warrants (Series 3) shall be by ballot only, every warrant entitling to one vote. In this context there shall be no distinction between persons who are interested parties in the Company and those who are not. It is stipulated that the quorum for the purpose of holding the general meetings of the warrant (Series 3) holders for passing a special resolution and in the count of votes for such special resolution shall not include the votes of warrant (Series 3) holders who are holders of controlling interest in the Company, companies controlled by holders of controlling interest in the Company or companies related to the Company according to the definitions of these terms in the Securities Law, except those of the foregoing who are investors belonging to the investors named in the First Supplement to the Securities Law (concerning art. 15(a)(b)(1) of the Securities Law), who is not an investor for himself, his vote will be counted.

The following procedure shall apply to all cases of convening a general meeting of warrant (Series 3) holders with regard to unregistered holders:

Voting at meetings of warrant (Series 3) holders of the Company, pending the issuance of detailed instructions and/or arrangements in regulations of the stock exchange clearing house with regard to voting at meetings of companies incorporated outside Israel and issued at the Tel-Aviv Stock Exchange Ltd.:

Warrant holders holding a warrant (Series 3) with a stock exchange member on the date of record, the said warrant being included among the warrants (Series 3) registered in the name of the Registration Company of Bank Hapoalim Ltd. (“registration company”) who desire to vote at a general meeting shall approach the stock exchange member with whom their right to warrant (Series 3) is registered and request that the stock exchange member act through the stock exchange clearing house for obtaining a power of attorney from the registration company in his name or in the name of an authorized person on his behalf.

A warrant (Series 3) holder with an warrant (Series 3) in his name held by a stock exchange member on the date of record may only participate in and vote at the meeting by presenting such a power of attorney, and he may not prove his ownership or take part in the vote by presenting a proof of ownership (as defined in the Company Law) from a stock exchange member on his holdings of warrant (Series 3) on the date of record.

The registration company shall approach the stock exchange clearing house with a request to certify that the approvals of the applications for power of attorney handed over to it as aforesaid, according to a list of the requested quantity with every clearing house member, were held on the date of record for the meeting by the clearing house member as indicated on the list. After receipt of the said certification by the clearing house, the registration company shall provide the warrant (Series 3) holders with a power of attorney according to the respective applications, whereby the registration company empowers every one of the unregistered warrant (Series 3) holders to vote at a general meeting at his sole discretion with regard to the totality of warrants (Series 3) held by such holder, and also to note that every one of them is entitled to deliver to the Company, not later than the time of the meeting, a proxy on its behalf, empowering another person to vote on his behalf.

In the event of issue of detailed guidelines and/or instructions as part of the stock exchange clearing house regulations with regard to voting at meetings of companies incorporated outside Israel and issuing on the Tel-Aviv stock exchange Ltd., the said guidelines and/or instructions shall apply subject to its adjustment to the laws of the State of Delaware.

Voting by proxy and/or appointment letter does not contradict the provisions of US law with regard to voting at meetings.
11.	Register of Warrant (Series 3) Holders

11.1	The Company shall manage in its registered office or shall cause others to do so, a separate register of warrant (Series 3) holders, where the Company shall indicate the names and addresses of the warrant (Series 3) holders and the number of warrants (Series 3) held by them. All ownership transfers with regard to the warrants (Series 3) shall also be entered in the register. The warrant (Series 3) holders shall be entitled to inspect the register at any reasonable time subject to prior appointment with the Company.

11.2	The Company is under no obligation to enter in the register any notice of express, implied or assumed trusteeship, or any mortgage or lien, or any equitable right, claim, offsetting or any other right in connection with the warrants (Series 3). The Company shall only recognize the ownership of the person whose name appears on the warrants (Series 3) on the condition that his legal inheritors, the administrators of the estate or the executors of the will of the entered person and any person entitled to the warrants (Series 3) following bankruptcy (and in case of a corporation — liquidation or winding up) of any registered owner shall be entitled to be registered as their owner after submitting proof that in the opinion of the Company managers is sufficient to demonstrate his right to be registered as the owner of the said warrants (Series 3).

11.3	The Company may close the register from time to time for a period or periods not exceeding an aggregate of thirty days annually.
12.	General Provisions
12.1	The warrant (Series 3) holders hereby acknowledge on receiving this warrant (Series 3) that pursuant to the Securities Law, 1968, and art. 5 of the Securities Regulations (Details Concerning Articles 15a through 15c of the Law), 2000, there exist restrictions on the resale of warrants (Series 3) and of the exercise shares until the date of their listing at the stock exchange, and on receiving the warrants (Series 3) they undertake to comply with all of these restrictions as stipulated by law. The said restrictions are as follows:
12.1.1	Offering through the Stock Exchange of the warrants (Series 3) and the exercise shares underlying the warrants (Series 3)(hereinafter, together: “the Securities”) cannot be made in the six month period starting on the date of issuance of the Securities (hereinafter: “the absolute restriction period”).

12.1.2	Offering through the Stock Exchange of the Securities can be made during the six consequent quarters starting at the end of the absolute restriction period (hereinafter: “the additional periods”) only if at each of the said quarters in the additional periods the following two conditions are fulfilled:

12.1.2.1	The amount of the Securities offered in the Stock Exchange in each Commerce Day is no greater than the average trading volume in the Stock Exchange of the shares of the Company during the eight weeks period preceding the day of offering the Securities.

12.1.2.2	The amount of the Securities offered in the Stock Exchange in each quarter in the additional periods is no greater than 1% of the issued and outstanding share capital of the Company.

Issued and outstanding share capital for the purpose of this section is excluding shares underlying conversion or exercise of convertible securities which were still not converted or exercised until the day of offering the Securities in the Stock Exchange.

12.2	This section 12 also applies to Securities purchased during the absolute restriction period or the additional periods not in accordance with an Israeli prospectus and not made through the Stock Exchange, including the shares underlying the Securities.

12.3	Meetings of the warrant (Series 3) holders shall be held as stated in art. 10 above.

12.4	The competent courts of the state of Delaware shall have sole jurisdiction with regard to the warrant (Series 3) in accordance with the laws of the state of Delaware.